LUSE GORMAN, PC

ATTORNEYS AT LAW

5335 WISCONSIN AVENUE, N.W., SUITE 780

WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000

FACSIMILE (202) 362-2902

www.luselaw.com

WRITER’S DIRECT DIAL NUMBER	WRITER’S E-MAIL
(202) 274-2009	mlevy@luselaw.com

April 20, 2021

Tonya Aldave, Staff Attorney

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549-0303

Re:	Blue Foundry Bancorp Registration Statement on Form S-1 Filed March 10, 2021 File No. 333-254079

Dear Ms. Aldave:

On behalf of Blue Foundry Bancorp (the “Company”) and in accordance with Rule 101 of Regulation S-T, we are hereby transmitting Pre-Effective Amendment No. 1 to the Company’s Registration Statement on Form S-1 (the “Amended S-1”). Set forth below are the comments from the Staff’s letter dated April 6, 2021, as well as the Company’s responses to those comments. The Amended S-1 has been blacklined to reflect changes from the original filing. In addition, a “Recent Developments” section has been added to the Amended S-1.

Form S-1 filed on March 10, 2021

Cover Page

1.     We note your disclosure on page 10 and other sections of the prospectus that generally no individual may purchase more than 40,000 shares of your common stock. Please add this maximum purchase amount to the cover page of the prospectus or advise.

Response: The requested disclosure noting the maximum purchase amount has been added to the cover page of the prospectus.

LUSE GORMAN, PC

ATTORNEYS AT LAW

Tonya Aldave, Staff Attorney

April 20, 2021

Summary, page 1

2.     Please include organizational structures depicting the company’s structure both prior and after the conversion, including various legal entities and affiliations that exist.

Response: A diagram setting forth the company’s current and post-conversion organizational structures has been added to the prospectus on page 2 under “Summary—Conversion of Blue Foundry, MHC.”

3.     Refer to page 107. We note your disclosure that all depositors of Blue Foundry Bank have voting rights in Blue Foundry, MHC as to all matters requiring depositor approval, and that upon completion of the conversion, depositors will cease to have any voting rights. Please disclose this in the summary section or include a cross-reference to this section.

Response: The requested disclosure noting that all depositors of Blue Foundry Bank have voting rights in Blue Foundry, MHC as to all matters requiring depositor approval, and that upon completion of the conversion, depositors will cease to have any voting rights, has been added to the prospectus on page 2 under “Summary—Conversion of Blue Foundry, MHC.”

How We Determined the Offering Range, page 7

4.     Please refer to the table on page 8 and footnote to the second column that price-to- earnings multiple column stating that values are “not meaningful.” Disclose the multiples here and in the table on page 111 or explain why you believe these amounts are not meaningful. We also note your disclosure of the maximum, midpoint and minimum price- to-earnings multiples. Disclose the multiples for each of the peer companies listed in the first table on page 8.

Response: The price-to-earnings multiple values are not meaningful, as the result of the Company’s pro forma loss per share at each point in valuation range (see “Pro Forma Data” beginning on page 46 of the prospectus) and resulting negative price-to-earnings multiples. A negative price-to-earnings multiple is not meaningful, as it calculates to a negative pro forma market capitalization. The Company has not disclosed the price-to-earnings multiples for each of the peer companies in the prospectus because these individual multiples are not utilized by the independent appraiser as part of its appraisal methodologies and, therefore, are not material to investors. The independent appraiser utilizes average and median peer group pricing multiples for purposes of its appraisal report and its comparison of peer group multiples to Company multiples, and the average and median peer group pricing multiples are disclosed on pages 8 and 115 of the prospectus.

LUSE GORMAN, PC

ATTORNEYS AT LAW

Tonya Aldave, Staff Attorney

April 20, 2021

Risk Factors

Future changes in interest rates may reduce our profits, page 21

5.     We note that you had a net loss in fiscal year ended December 31, 2020. Because you discuss “[your] profitability” in this risk factor, please balance the disclosure by adding a statement regarding your losses in the most recent fiscal year.

Response: The requested disclosure regarding the Company’s net loss in fiscal 2020 has been added to this risk factor on page 21 of the prospectus.

If our non-performing assets increase, page 22

6.     Please update your disclosure regarding your non-performing assets to the most recent practicable date, or advise. Similarly, please update the Delinquent Loans chart on page 69 or advise.

Response: The requested disclosure has been added to the “Recent Developments” disclosure beginning on page 34 of the prospectus.

Business of Blue Foundry Bank

Delinquencies and Asset Quality

Classified Assets, page 71

7.     We note your disclosure that special mention loans included one non-residential real estate loan totaling $150.2 million and three multi-family real estate loans totaling $16.6 million as of December 31, 2020. We also note you present $16,802 thousand of special mention loans as of December 31, 2020 in the table. Please reconcile the discrepancies or revise, as appropriate.

Response: The reference to one non-residential real estate loan totaling $150.2 million on page 75 of the prospectus has been revised and now references one non-residential real estate loan totaling $154,000. As further clarification, we would note that the classified loans table on page 75 of the prospectus refers to approximately $16,802,000 in special mention loans as opposed to the $16,802 referenced above.

Management

Executive Officers Who are Not Directors, page 93

8.     We note the discussions of the business experiences of your executive officers Daniel Chen, Elizabeth Miller, Brent Ciurlino, Michele Johnson, and Mugur Tolea. For each of the officers listed, please expand the disclosure to detail their business experience in the last five years, including specific positions held and names of organizations/corporations, in which such occupations and employment were carried out.

LUSE GORMAN, PC

ATTORNEYS AT LAW

Tonya Aldave, Staff Attorney

April 20, 2021

Response: The requested disclosure has been added to the “Executive Officers Who are Not Directors” disclosure of the prospectus beginning on page 97.

Summary Compensation Table, page 96

9.     It appears that the amounts recorded in the “non-equity incentive compensation” column of the summary compensation table are the same amounts as the amounts listed on page 98 under the annual incentive plan subsection. Please disclose the material terms of any non-equity incentive plan award made to a named executive officer during the last completed fiscal year, including a general description of the formula or criteria to be applied in determining the amounts payable and vesting schedule. Refer to Item 402(o)(5) of Regulation S-K.

Response: The requested disclosure has been added to the “Summary Compensation Table” disclosure on page 100 and the “Annual Incentive Plan” on page 102.

The Conversion and Stock Offering

Approvals Required, page 107

10.     We note that the affirmative vote of a majority of the total votes eligible to be cast by the depositors of Blue Foundry MHC is required to approve the plan of conversion and the establishment and funding of the charitable foundation. Please revise to disclose when you plan to conduct these votes, how the timing of the vote relates to the timing of the effectiveness of the registration statement, and how this vote will be conducted, such as with a proxy statement, or advise. Please briefly also describe what types of matters currently require depositor approval under “Effect on Voting Rights of Depositors,” at page 107.

Response: The requested disclosure has been added to “The Conversion and Stock Offering—Approvals Required” and “The Conversion and Stock Offering—Effects of Conversion—Effect on Voting Rights of Depositors” disclosure on page 111. The eligibility of depositors to vote is unrelated to an individual’s eligibility to purchase shares in the Stock Offering. As such, no additional disclosure is included regarding how the timing of the depositor vote relates to the timing of the effectiveness at the registration statement.

LUSE GORMAN, PC

ATTORNEYS AT LAW

Tonya Aldave, Staff Attorney

April 20, 2021

Exhibits

11.     Please also include the participation interests in the Exhibit 5 legal opinion.

Response: A revised legal opinion addressing the participation interests is included as Exhibit 5 to the Amended S-1.

General

12.     We note that your forum selection provision identifies a state court of federal court located within the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Response: The disclosure has been revised on page 138 of the prospectus to indicate the forum selection provision applies to action arising under the Securities Act or Exchange Act, that there is uncertainty as to whether a court will enforce such provision and investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

13.     Please provide us with supplemental copies of all written Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact Tonya K. Aldave at (202) 551-3601 to discuss how to submit the materials, if any, to us for our review.

Response: We note the Staff’s comment. At this time the Company does not intend, nor does it expect to authorize anyone on its behalf, to present to potential investors any written communications, as defined in Rule 405 under the Securities Act, in reliance on Section 5(d) of the Securities Act.

LUSE GORMAN, PC

ATTORNEYS AT LAW

Tonya Aldave, Staff Attorney

April 20, 2021

14.     Please include the Security Ownership section in your prospectus. Refer to item 403 of Regulation S-K.

Response: Pursuant to discussions with the Staff, no additional disclosure is included in the prospectus in response to this comment.

15.     We note that the cover page of the registration statement indicates that Blue Foundry Bancorp and Blue Foundry Bank 401(k) Savings Plan as the registrant(s). Please advise if Blue Foundry Bank 401(k) Savings Plan is intended to be a co-registrant or remove that entity as a registrant.

Response: Please be advised that the Blue Foundry Bank 401(k) Savings Plan is intended to be a co-registrant.

* * *

We believe the foregoing is responsive to the Staff’s comments. The Company wishes to have the registration statement declared effective as soon as possible. Should you have any questions, please do not hesitate to contact the undersigned at (202) 274-2009 or John Gorman at (202) 274-2001.

Very truly yours,

/s/Marc Levy

Marc Levy

cc:	James Nesci, Chief Executive Officer Susan Block, SEC Becky Chow, SEC William Schroeder, SEC John Gorman, Esq.